**Exhibit 9.** Certain information regarding the credit rating agency's designated compliance officer.

☒ Exhibit 9 is attached to and made a part of this Form NRSRO

**Name:**  Patrick R. Nicholson

**Title:** Designated Compliance Officer and Chief Compliance Officer - Americas, S&P Global Ratings
(formerly Standard & Poor's Ratings Services)

**Employment history:**

**S&P Global Inc., New York, NY**
Designated Compliance Officer and Chief Compliance Officer – Americas, S&P Global Ratings, December 2012-Present
Chief Compliance Officer – S&P Capital IQ/S&P Dow Jones Indices, December 2010-June 16, 2015

**Jefferies & Company, Inc., New York NY 2006-2010**
Senior Vice President, Chief Compliance Officer – Jefferies High Yield Trading, LLC

**Dresdner Kleinwort Wasserstein, New York, NY 2005-2006**
Director, Compliance

**UBS Financial Services, Inc., New York, NY 2003-2005**
Associate Director, Compliance

**Bear Stearns, New York, NY, 1999-2003**
Associate Director, Institutional Fixed Income Sales Division, (2001-2003)
Associate Director, Compliance (1999-2001)

**Euro Brokers, a division of Maxcor Financial, Inc., New York, NY 1998-1999**
Chief Compliance Officer

**NASD Regulation, Inc., New York, NY 1996-1998**
Associate Examiner

**Donaldson, Lufkin & Jenrette U.K. PLC, London, England 1994-1996**
**Donaldson, Lufkin & Jenrette Securities Corporation, New York, NY**
Equity Derivatives Support Team

**British Populations and Statistics Institute, London, England 1993**

**Post-secondary Education:**

**New York Law School, New York, NY, 2008**
Juris Doctorate, admitted in NY

**Bernard M. Baruch College, New York, NY, 1992**
Bachelor of Business Administration – Finance


**Whether employed by credit rating agency full-time (at least 35 hours per week) or part-time.**
Full-time employee.